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January 9, 2014

Via Edgar
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:       Notification under Regulation E of Highlight Network, Inc. (“Registrant”)
File Nos. 95-00331, 814-01049, CIK No.: 0001445175
(Accession No:  0001178924-13-000209)

Dear Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), the Registrant hereby request withdrawal of Registrant’s Notification Under Regulation E under the 1933 Act and under the Investment Company Act of 1940, to the above-referenced registration statement ("Registration"), filed with the Commission on December 27, 2013.

The Registrant confirm that no securities have been sold in reliance on the Registration.

Thank you for your attention to this matter.  Please contact me should you have any questions or require additional information.

Sincerely,

/s/ Jerry Gruenbaum, Esq.

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